Exhibit 99.1

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions, except per share figures) (Unaudited)

Prepared in accordance with U.S. GAAP

		2023					2024					2025
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
VEHICLE VOLUME STATISTICS (in millions)
North America		3.884	4.079	3.930	3.721	15.614	3.976	4.096	3.676	3.631	15.379	3.780
Europe		4.639	4.659	3.867	4.447	17.612	4.567	4.443	3.720	4.169	16.899	4.192
China		5.923	6.783	7.603	8.847	29.156	6.434	7.163	7.363	9.879	30.839	6.541
Other		6.956	6.727	6.985	7.120	27.788	6.713	6.744	6.900	7.205	27.562	6.600
Global		21.402	22.248	22.385	24.135	90.170	21.690	22.445	21.659	24.885	90.679	21.113
Magna Steyr vehicle assembly volumes		0.034	0.027	0.023	0.021	0.105	0.022	0.019	0.015	0.016	0.072	0.017

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.740	0.745	0.746	0.735	0.742	0.741	0.731	0.733	0.715	0.730	0.697
1 euro equals U.S. dollars		1.073	1.089	1.088	1.076	1.082	1.085	1.076	1.099	1.066	1.082	1.053
1 Chinese renminbi equals U.S. dollars		0.146	0.143	0.138	0.138	0.141	0.139	0.138	0.140	0.139	0.139	0.138

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales
Body Exteriors & Structures		4,439	4,540	4,354	4,178	17,511	4,429	4,465	4,038	4,067	16,999	3,966
Power & Vision		3,323	3,462	3,745	3,775	14,305	3,842	3,926	3,837	3,786	15,391	3,646
Seating Systems		1,486	1,603	1,529	1,429	6,047	1,455	1,455	1,379	1,511	5,800	1,312
Complete Vehicles		1,626	1,526	1,185	1,201	5,538	1,383	1,242	1,159	1,402	5,186	1,276
Corporate & Other		(201)	(149)	(125)	(129)	(604)	(139)	(130)	(133)	(138)	(540)	(131)
		10,673	10,982	10,688	10,454	42,797	10,970	10,958	10,280	10,628	42,836	10,069

Costs and expenses
Cost of goods sold		9,416	9,544	9,264	8,961	37,185	9,642	9,494	8,828	9,073	37,037	8,827
Selling, general and administrative		488	505	491	566	2,050	516	523	487	535	2,061	539
Equity income		(33)	(36)	(40)	(3)	(112)	(34)	(9)	(13)	(45)	(101)	(20)
Adjusted EBITDA		802	969	973	930	3,674	846	950	978	1,065	3,839	723
Depreciation		353	353	358	372	1,436	377	373	384	376	1,510	369
Adjusted EBIT		449	616	615	558	2,238	469	577	594	689	2,329	354
Amortization of acquired intangible assets		12	13	32	31	88	28	28	28	28	112	26
Other expense (income), net	1	142	86	(4)	164	388	356	68	(188)	228	464	53
Interest expense, net		20	34	49	53	156	51	54	54	52	211	50
Income from operations before income taxes		275	483	538	310	1,606	34	427	700	381	1,542	225
Income tax expense		58	129	121	12	320	8	99	192	147	446	72
Net income		217	354	417	298	1,286	26	328	508	234	1,096	153
Income attributable to non-controlling interests		(8)	(15)	(23)	(27)	(73)	(17)	(15)	(24)	(31)	(87)	(7)
Net income attributable to Magna International Inc.		209	339	394	271	1,213	9	313	484	203	1,009	146

Diluted earnings per common share		$0.73	$1.18	$1.37	$0.94	$4.23	$0.03	$1.09	$1.68	$0.71	$3.52	$0.52

Weighted average number of Common Shares outstanding during the period (in millions):		286.6	286.3	286.8	286.6	286.6	287.1	287.3	287.3	285.9	286.9	282.0

NON-GAAP MEASURES
Adjusted EBITDA		802	969	973	930	3,674	846	950	978	1,065	3,839	723
Adjusted EBIT	2	449	616	615	558	2,238	469	577	594	689	2,329	354
Adjusted return on invested capital	2	8.7%	11.0%	10.3%	9.6%	9.9%	7.8%	9.4%	9.0%	11.8%	9.5%	5.7%
Adjusted net income attributable to Magna International Inc.	2	329	441	419	383	1,572	311	389	369	482	1,551	219
Adjusted Diluted earnings per common share	2	$1.15	$1.54	$1.46	$1.33	$5.49	$1.08	$1.35	$1.28	$1.69	$5.41	$0.78

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.6%	4.6%	4.6%	5.4%	4.8%	4.7%	4.8%	4.7%	5.0%	4.8%	5.4%
Adjusted EBIT /Sales		4.2%	5.6%	5.8%	5.3%	5.2%	4.3%	5.3%	5.8%	6.5%	5.4%	3.5%
Income (loss) from operations before income taxes /Sales		2.6%	4.4%	5.0%	3.0%	3.8%	0.3%	3.9%	6.8%	3.6%	3.6%	2.2%
Effective tax rate Reported		21.1%	26.7%	22.5%	3.9%	19.9%	23.5%	23.2%	27.4%	38.6%	28.9%	32.0%
Excluding Other expense (income) and amortization, net of taxes and valuation allowance adjustments		21.4%	21.6%	21.9%	18.8%	21.0%	21.5%	22.8%	27.2%	19.5%	22.7%	25.7%

Q1 2025 Financial Review of Magna International Inc.	Page 1 of 6	Prepared as at 28-04-25

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions) (Unaudited)

Prepared in accordance with U.S. GAAP

2023	2024	2025
1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q
CONSOLIDATED BALANCE SHEETS
FUNDS EMPLOYED
Current assets:
Accounts receivable	7,959	8,556	8,477	7,881	8,379	8,219	8,377	7,376	8,198
Inventories	4,421	4,664	4,751	4,606	4,511	4,466	4,592	4,151	4,184
Prepaid expenses and other	367	455	387	352	399	314	303	344	358
12,747	13,675	13,615	12,839	13,289	12,999	13,272	11,871	12,740
Current liabilities:
Accounts payable	7,731	7,984	7,911	7,842	7,855	7,639	7,608	7,194	7,376
Accrued salaries and wages	822	858	900	912	883	862	962	867	893
Other accrued liabilities	2,526	2,637	2,537	2,626	2,728	2,650	2,642	2,572	2,723
Income taxes payable (receivable)	9	(14)	33	125	132	79	176	192	152
11,088	11,465	11,381	11,505	11,598	11,230	11,388	10,825	11,144

Working capital	1,659	2,210	2,234	1,334	1,691	1,769	1,884	1,046	1,596

Investments	1,390	1,287	1,311	1,273	1,195	1,161	1,165	1,045	1,062
Fixed assets, net	8,304	8,646	8,778	9,618	9,545	9,623	9,836	9,584	9,650
Goodwill, other assets and intangible assets	3,640	4,733	4,726	4,962	4,646	4,709	4,865	4,532	4,669
Operating lease right-of-use assets	1,638	1,667	1,696	1,744	1,733	1,688	1,780	1,941	2,032
Funds employed	16,631	18,543	18,745	18,931	18,810	18,950	19,530	18,148	19,009
FINANCING
Straight debt:
Cash and cash equivalents	(2,429)	(1,281)	(1,022)	(1,198)	(1,517)	(999)	(1,061)	(1,247)	(1,059)
Short-term borrowings	4	150	2	511	838	848	828	271	614
Long-term debt due within one year	668	1,426	1,398	819	824	65	65	708	1,005
Long-term debt	4,500	4,159	4,135	4,175	4,549	4,863	4,916	4,134	3,892
Current portion of operating lease liabilities	285	303	384	399	306	306	319	293	305
Operating lease liabilities	1,318	1,345	1,289	1,319	1,407	1,378	1,458	1,662	1,742
4,346	6,102	6,186	6,025	6,407	6,461	6,525	5,821	6,499
Long-term employee benefit liabilities	563	579	564	591	584	564	571	533	552
Other long-term liabilities	451	448	453	475	471	507	339	396	349
Deferred tax assets, net	(218)	(242)	(210)	(437)	(576)	(592)	(592)	(542)	(557)
796	785	807	629	479	479	318	387	344
Shareholders' equity	11,489	11,656	11,752	12,277	11,924	12,010	12,687	11,940	12,166
16,631	18,543	18,745	18,931	18,810	18,950	19,530	18,148	19,009

ASSET UTILIZATION RATIOS
Days in accounts receivable	67.1	70.1	71.4	67.8	68.7	67.5	73.3	62.5	73.3
Days in accounts payable	73.9	75.3	76.9	78.8	73.3	72.4	77.6	71.4	75.2
Inventory turnover - cost of goods sold	8.5	8.2	7.8	7.8	8.5	8.5	7.7	8.7	8.4
Working capital turnover	25.7	19.9	19.1	31.3	25.9	24.8	21.8	40.6	25.2
Total asset turnover	2.6	2.4	2.3	2.2	2.3	2.3	2.1	2.3	2.1

CAPITAL STRUCTURE
Straight debt	26.1%	32.9%	33.0%	31.8%	34.1%	34.1%	33.4%	32.1%	34.2%
Long-term employee benefit liabilities, other long-term liabilities & deferred tax liabilities, net	4.8%	4.2%	4.3%	3.3%	2.5%	2.5%	1.6%	2.1%	1.8%
Shareholders' equity	69.1%	62.9%	62.7%	64.9%	63.4%	63.4%	65.0%	65.8%	64.0%
100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Adjusted Debt to Adjusted EBITDA	2.19	x	2.19	x	2.02	x	1.89	x	1.98	x	1.90	x	1.93	x	1.77	x	1.92	x

Debt to total capitalization	37.1%	38.8%	38.0%	37.0%	39.9%	38.3%	37.4%	37.2%	38.3%

Q1 2025 Financial Review of Magna International Inc.	Page 2 of 6	Prepared as at 28-04-25

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions) (Unaudited)

Prepared in accordance with U.S. GAAP

		2023					2024					2025
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
CONSOLIDATED STATEMENTS OF CASH FLOWS
Operating activities
Net income		217	354	417	298	1,286	26	328	508	234	1,096	153
Items not involving current cash flows		351	525	404	362	1,642	565	353	277	662	1,857	394
		568	879	821	660	2,928	591	681	785	896	2,953	547
Changes in operating assets and liabilities		(341)	(332)	(24)	918	221	(330)	55	(58)	1,014	681	(470)
Cash provided from operating activities		227	547	797	1,578	3,149	261	736	727	1,910	3,634	77

Investment activities
Fixed asset additions		(424)	(502)	(630)	(944)	(2,500)	(493)	(500)	(476)	(709)	(2,178)	(268)
Increase in investments, other assets and intangible assets		(101)	(96)	(176)	(189)	(562)	(125)	(170)	(115)	(207)	(617)	(148)
Net cash (outflow) inflow from disposal of facilities	1(f), 1(g)	(25)	-	(23)	-	(48)	4	-	78	-	82	-
(Decrease) increase in public and private equity investments		-	(3)	(7)	(1)	(11)	(23)	2	(1)	10	(12)	(1)
Proceeds from disposition		19	44	32	27	122	87	57	38	37	219	26
Business combinations		-	(1,475)	-	(29)	(1,504)	(30)	(56)	-	-	(86)	(4)
Cash used for investment activities		(531)	(2,032)	(804)	(1,136)	(4,503)	(580)	(667)	(476)	(869)	(2,592)	(395)

Financing activities
Net issues (repayments) of debt		1,636	544	(135)	(119)	1,926	757	(416)	(47)	(513)	(219)	322
Common Shares issued on exercise of stock options		6	-	8	6	20	30	-	-	-	30	-
Repurchase of Common Shares		(9)	(2)	-	(2)	(13)	(3)	(2)	-	(202)	(207)	(51)
Tax withholdings on vesting of equity awards		(9)	(1)	-	(1)	(11)	(4)	(1)	-	(3)	(8)	(4)
Contributions to subsidiaries by non-controlling interests		-	-	-	11	11	-	-	-	-	-	-
Dividends paid to non-controlling interests		(7)	(24)	(18)	(25)	(74)	-	(26)	(10)	(10)	(46)	-
Dividends paid		(132)	(129)	(128)	(133)	(522)	(134)	(134)	(138)	(133)	(539)	(136)
Cash provided from (used for) financing activities		1,485	388	(273)	(263)	1,337	646	(579)	(195)	(861)	(989)	131

Effect of exchange rate changes on cash and cash equivalents		14	(51)	21	(3)	(19)	(8)	(8)	6	6	(4)	(1)
Net increase (decrease) in cash and cash equivalents, during the period		1,195	(1,148)	(259)	176	(36)	319	(518)	62	186	49	(188)

Cash and cash equivalents, beginning of period		1,234	2,429	1,281	1,022	1,234	1,198	1,517	999	1,061	1,198	1,247
Cash and cash equivalents, end of period		2,429	1,281	1,022	1,198	1,198	1,517	999	1,061	1,247	1,247	1,059

Q1 2025 Financial Review of Magna International Inc.	Page 3 of 6	Prepared as at 28-04-25

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions, except per share figures) (Unaudited)

Prepared in accordance with U.S. GAAP

This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024.

Note 1:	OTHER EXPENSE (INCOME), NET

Other expense (income), net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of on-going operating profit or loss. Other expense (income), net consists of:

		2023					2024					2025
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
Restructuring activities	[a]	118	(35)	(1)	66	148	38	55	-	94	187	44
Investment revaluations, (gains) losses on sales, and impairments	[b]	2	85	(1)	5	91	2	3	1	3	9	9
Impacts related to Fisker Inc. [“Fisker”]	[c]	22	13	(18)	93	110	316	19	(189)	52	198	-
Impairments	[d]	-	-	-	-	-	-	-	-	79	79	-
Gain on business combination	[e]	-	-	-	-	-	-	(9)	-	-	(9)	-
Veoneer AS transaction costs	[f]	-	23	-	-	23	-	-	-	-	-	-
Operations in Russia	[g]	-	-	16	-	16	-	-	-	-	-	-
		142	86	(4)	164	388	356	68	(188)	228	464	53

[a]	Restructuring activities

	2023					2024					2025
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
Power & Vision	105	(44)	(1)	57	117	-	55	-	49	104	11
Complete Vehicles	-	-	-	-	-	26	-	-	29	55	33
Body Exteriors & Structures	13	9	-	9	31	12	-	-	16	28	-
	118	(35)	(1)	66	148	38	55	-	94	187	44

Restructuring charges generally related to significant plant closures and consolidations primarily in Europe and to a lesser extent in North America. During the second quarter of 2024, the Company recorded $35 million of restructuring charges associated with its acquisition of the Veoneer Active Safety Business [“Veoneer AS”]; during the second and third quarters of 2023, the Company’s Power & Vision segment recorded a $10 million and $8 million gain on the sale of a building as a result of restructuring activities, respectively; during the second quarter of 2023, the Company’s Power & Vision segment reversed $39 million of charges due to a change in the restructuring plans related to a plant closure.

[b]	Investment revaluations, (gains) losses on sales, and impairments

The Company revalues its public and private equity investments and certain public company warrants every quarter. The gains and losses related to this revaluation, as well as gain and losses on disposition, are primarily recorded in Corporate. In the second quarter of 2023, the Company recorded a non-cash impairment charge of $85 million on a private equity investment and related long-term receivables within Other assets in its Corporate segment.  In the fourth quarter of 2023, the Company also recorded a non-cash impairment charge of $5 million on a private equity investment in its Power & Vision segment. In the fourth quarter of 2024, the Company recorded a non-cash impairment charge of $13 million on a private equity investment in its Corporate segment. The revaluation of Fisker warrants previously presented within Investment revaluations, (gains) losses on sales, and impairments has now been presented within Impacts related to Fisker.

[c]	Impacts related to Fisker Inc. [“Fisker”]

During 2023 and 2024, the Company recorded impairment charges on its Fisker related net assets, including its Fisker warrants, which were received in connection with the agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. The Company also recorded additional restructuring charges during the first quarter of 2024 related to its Fisker related assembly operations. In the course of such bankruptcy proceedings, the Company terminated its manufacturing agreement for the Fisker Ocean SUV and recognized the remaining $196 million of deferred revenue into income.

	2023					2024					2025
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
Impairment of Fisker related net assets	-	-	-	-	-	261	19	7	43	330	-
Impairment of Fisker warrants	22	13	(18)	93	110	33	-	-	-	33	-
Additional restructuring related to Complete Vehicles	-	-	-	-	-	22	-	-	9	31	-
Recognition of related deferred revenue	-	-	-	-	-	-	-	(196)	-	(196)	-
	22	13	(18)	93	110	316	19	(189)	52	198	-

[d]	Impairments

During 2024, the Company recorded an impairment charge of $79 million on fixed assets, right of use assets and intangible assets at two European facilities in its Power & Vision segment.

[e]	Gain on business combination

During 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, resulting in a bargain purchase gain of $9 million.

[f]	Veoneer AS transaction costs

During 2023, the Company incurred $23 million of transaction costs related to the acquisition of the Veoneer Active Safety Business.

[g]	Operations in Russia

As a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, during 2023, the Company completed the sale of all of its investments in Russia resulting in a final loss of $16 million including a net cash outflow of $23 million.

Q1 2025 Financial Review of Magna International Inc.	Page 4 of 6	Prepared as at 28-04-25

Note 2:	NON-GAAP MEASURES

The Company presents Adjusted EBIT (Earnings before interest, taxes, Other expense (income), net and amortization of acquired intangible assets); Adjusted Net Income (Net Income before Other expense (income), net, net of tax excluding significant income tax valuation allowance adjustments, and amortization of acquired intangible assets); Adjusted Diluted Earnings per Share; Adjusted EBIT as a percentage of sales; and Adjusted Return on Invested Capital. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company.  However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies.

The following table reconciles Income from operations before income taxes to Adjusted EBIT:

	2023					2024					2025
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
Income from operations before income taxes	275	483	538	310	1,606	34	427	700	381	1,542	225
Exclude:
Amortization of acquired intangible assets	12	13	32	31	88	28	28	28	28	112	26
Other expense (income), net	142	86	(4)	164	388	356	68	(188)	228	464	53
Interest expense, net	20	34	49	53	156	51	54	54	52	211	50
Adjusted EBIT	449	616	615	558	2,238	469	577	594	689	2,329	354

The following table shows the calculation of Adjusted Return on Invested Capital:

	2023					2024					2025
	1st Q	2nd Q	3rd Q	4th Q	FY	1st Q	2nd Q	3rd Q	4th Q	FY	1st Q
Net income	217	354	417	298	1,286	26	328	508	234	1,096	153
Add (deduct):
Interest expense, net	20	34	49	53	156	51	54	54	52	211	50
Amortization of acquired intangible assets	12	13	32	31	88	28	28	28	28	112	26
Other expense (income), net	142	86	(4)	164	388	356	68	(188)	228	464	53
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other expense, net	(38)	(4)	(14)	(46)	(103)	(93)	(32)	30	(38)	(133)	(19)
Adjustments to Deferred Tax Valuation Allowances	-	-	-	(47)	(47)	-	-	-	51	51	-
Adjusted After-tax operating profits	353	483	480	453	1,768	368	446	432	555	1,801	263
Total Assets	30,654	31,837	31,675	32,255		32,678	31,986	32,790	31,039		32,074
Excluding:
Cash and cash equivalents	(2,429)	(1,281)	(1,022)	(1,198)		(1,517)	(999)	(1,061)	(1,247)		(1,059)
Deferred tax assets	(506)	(535)	(527)	(621)		(753)	(807)	(811)	(819)		(862)
Less Current Liabilities	(12,045)	(13,358)	(13,165)	(13,234)		(13,566)	(12,449)	(12,600)	(12,097)		(13,068)
Excluding:
Short-term borrowing	4	150	2	511		838	848	828	271		614
Long-term debt due within one year	668	1,426	1,398	819		824	65	65	708		1,005
Current portion of operating lease liabilities	285	303	384	399		306	306	319	293		305
Invested Capital	16,631	18,542	18,745	18,931		18,810	18,950	19,530	18,148		19,009
Adjusted After-tax operating profits	353	483	480	453	1,768	368	446	432	555	1,801	263
Average Invested Capital	16,318	17,587	18,644	18,838	17,771	18,871	18,880	19,240	18,839	18,875	18,579
Adjusted Return on Invested Capital	8.7%	11.0%	10.3%	9.6%	9.9%	7.8%	9.4%	9.0%	11.8%	9.5%	5.7%

Q1 2025 Financial Review of Magna International Inc.	Page 5 of 6	Prepared as at 28-04-25

Note 2:	NON-GAAP MEASURES (Continued)

The following table reconciles Net income attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:

		2023					2024					2025
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
Net income attributable to Magna International Inc.		209	339	394	271	1,213	9	313	484	203	1,009	146
Exclude:
Amortization of acquired intangible assets		10	11	25	25	71	22	23	22	22	89	21
Restructuring activities		92	(26)	(2)	60	124	32	45	-	82	159	44
Investment revaluations, (gains) losses on sales, and impairments		2	85	(1)	4	90	1	2	3	6	12	8
Impacts related to Fisker Inc. [“Fisker”]		16	10	(13)	70	83	247	15	(140)	39	161	-
Impairments		-	-	-	-	-	-	-	-	79	79	-
Gain on business combination		-	-	-	-	-	-	(9)	-	-	(9)	-
Veoneer AS transaction costs		-	22	-	-	22	-	-	-	-	-	-
Operations in Russia		-	-	16	-	16	-	-	-	-	-	-
Adjustments to Deferred Tax Valuation Allowance	[i]	-	-	-	(47)	(47)	-	-	-	51	51	-
												-
Adjusted net income attributable to Magna International Inc.		329	441	419	383	1,572	311	389	369	482	1,551	219

The following table reconciles diluted earnings per common share to Adjusted diluted earnings per common share:

		2023					2024					2025
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
Diluted earnings per common share		$0.73	$1.18	$1.37	$0.94	$4.23	$0.03	$1.09	$1.68	$0.71	$3.52	$0.52
Exclude:
Amortization of acquired intangible assets		0.04	0.04	0.09	0.09	0.25	0.08	0.08	0.08	0.08	0.31	0.08
Restructuring activities		0.31	(0.09)	-	0.20	0.43	0.11	0.15	-	0.29	0.55	0.15
Investment revaluations, (gains) losses on sales, and impairments		0.01	0.30	(0.01)	0.01	0.31	-	0.01	0.01	0.01	0.04	0.03
Impacts related to Fisker Inc. [“Fisker”]		0.06	0.03	(0.05)	0.25	0.29	0.86	0.05	(0.49)	0.14	0.56	-
Impairments		-	-	-	-	-	-	-	-	0.28	0.28	-
Gain on business combination		-	-	-	-	-	-	(0.03)	-	-	(0.03)	-
Veoneer AS transaction costs		-	0.08	-	-	0.08	-	-	-	-	-	-
Operations in Russia		-	-	0.06	-	0.06	-	-	-	-	-	-
Adjustments to Deferred Tax Valuation Allowance	[i]	-	-	-	(0.16)	(0.16)	-	-	-	0.18	0.18	-

Adjusted diluted earnings per common share		$1.15	$1.54	$1.46	$1.33	$5.49	$1.08	$1.35	$1.28	$1.69	$5.41	$0.78

[i] Adjustments to Deferred Tax Valuation Allowance

The Company records quarterly adjustments to the valuation allowance against its deferred tax assets and liabilities in continents like North America, Europe, Asia, and South America. The net effect of these adjustments is an increase to income tax expense in the fourth quarter of 2024 and a reduction in the fourth quarter of 2023.

Note 3:	SEGMENTED INFORMATION

	2023					2024					2025
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q
Body Exteriors & Structures
Sales	4,439	4,540	4,354	4,178	17,511	4,429	4,465	4,038	4,067	16,999	3,966
Adjusted EBIT	272	394	358	280	1,304	298	341	273	371	1,283	230
Adjusted EBIT as a percentage of sales	6.1%	8.7%	8.2%	6.7%	7.4%	6.7%	7.6%	6.8%	9.1%	7.5%	5.8%

Power & Vision
Sales	3,323	3,462	3,745	3,775	14,305	3,842	3,926	3,837	3,786	15,391	3,646
Adjusted EBIT	92	124	221	231	668	98	198	279	235	810	124
Adjusted EBIT as a percentage of sales	2.8%	3.6%	5.9%	6.1%	4.7%	2.6%	5.0%	7.3%	6.2%	5.3%	3.4%

Seating Systems
Sales	1,486	1,603	1,529	1,429	6,047	1,455	1,455	1,379	1,511	5,800	1,312
Adjusted EBIT	37	67	70	44	218	52	53	51	67	223	(30)
Adjusted EBIT as a percentage of sales	2.5%	4.2%	4.6%	3.1%	3.6%	3.6%	3.6%	3.7%	4.4%	3.8%	-2.3%

Complete Vehicles
Sales	1,626	1,526	1,185	1,201	5,538	1,383	1,242	1,159	1,402	5,186	1,276
Adjusted EBIT	52	34	(5)	43	124	27	20	27	56	130	44
Adjusted EBIT as a percentage of sales	3.2%	2.2%	-0.4%	3.6%	2.2%	2.0%	1.6%	2.3%	4.0%	2.5%	3.4%

Corporate and other
Intercompany eliminations	(201)	(149)	(125)	(129)	(604)	(139)	(130)	(133)	(138)	(540)	(131)
Adjusted EBIT	(4)	(3)	(29)	(40)	(76)	(6)	(35)	(36)	(40)	(117)	(14)

Total
Sales	10,673	10,982	10,688	10,454	42,797	10,970	10,958	10,280	10,628	42,836	10,069
Adjusted EBIT	449	616	615	558	2,238	469	577	594	689	2,329	354
Adjusted EBIT as a percentage of sales	4.2%	5.6%	5.8%	5.3%	5.2%	4.3%	5.3%	5.8%	6.5%	5.4%	3.5%

Q1 2025 Financial Review of Magna International Inc.	Page 6 of 6	Prepared as at 28-04-25